UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Change in Open Interest Balance of Derivatives

We hereby inform you that KT Corporation’s (the “Company” and NYSE symbol: KTC) position in derivatives has changed. Details are as follows:

1.	Derivative product: KT Freetel equity swap.

2.	Open interest balance reported prior to change (a + b): Won 712,845 million.

(a)	Buying amount: Won 712,845 million.

(b)	Selling amount: none.

3.	Change amount of derivative product contracted (a + b): decrease of Won 100,000 million.

(a)	Buying amount: decrease of Won 100,000 million.

(b)	Selling amount: none.

4.	Total amount of open interest balance following the change (a + b): Won 612,845 million.

(a)	Buying amount: Won 612,845 million.

(b)	Selling amount: none.

5.	Reason for change: purchase of common shares of KT Freetel by the Company from Citigroup Global Markets Ltd.

6.	Date of relevant disclosure: the Company previously filed related Form 6-K with the Securities and Exchange Commission on April 17, 2003.

Change in Open Interest Balance of Derivatives

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC) has amended its position in derivatives. Details are as follows:

1.	Derivative product: currency swap.

2.	Open interest balance reported prior to change (a + b): Won 612,845 million.

(a)	Buying amount: Won 612,845 million.

(b)	Selling amount: none.

3.	Change amount of derivative product contracted: increase of Won 179,760 million.

(a)	Buying amount: none.

(b)	Selling amount: increase of Won 179,760 million.

4.	Total amount of open interest balance following the change (a + b): Won 792,605 million.

(a)	Buying amount: Won 612,845 million.

(b)	Selling amount: Won 179,760 million.

5.	Reason for change: additional contract of transaction

6.	Date of change: June 4, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 5, 2003

KT Corporation

By: /s/ Wha Joon Cho

        Name: Wha Joon Cho

        Title: Managing Director